SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 1 of 6

1	NAME OF REPORTING PERSONS Truscott Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSONS Elemetal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 6

SCHEDULE 13D/A

This Amendment No. 1 to the Statement on Schedule 13D amends the Statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on January 2, 2018, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”).

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 2. Identity and Background.

The following is added to the end of Item 2:

In connection with the consummation of the Stock Purchase Agreement, as defined and described in Item 4 below, Truscott Capital, LLC and Elemetal, LLC are no longer Reporting Persons on this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The following is added to the end of Item 3:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The following is added to the end of Item 4:

On May 20, 2019, Corrent Resources, LLC (“Corrent”), a wholly owned subsidiary of the Issuer, entered into an asset purchase agreement (the “Purchase Agreement”) with each of Echo Environmental, LLC and its wholly owned subsidiary ITAD USA, LLC (collectively the “Echo Entities”), pursuant to which the Echo entities agreed to sell, and Corrent agreed to purchase, all of the assets, rights and interests of the Echo Entities (the “Acquired Assets”) for $6,925,978 (the “Echo Transaction”). The Echo Entities are wholly owned subsidiaries of Elemetal, LLC (“Elemetal”). In connection with the Echo Transaction, on May 20, 2019, Corrent executed and delivered to John R. Loftus, the Issuer’s CEO, President and Chairman, a promissory note (the “Corrent Note”), pursuant to which Corrent borrowed from John R. Loftus $6,925,979, the proceeds of which were used to purchase the Acquired Assets.

On May 20, 2019, DGSE Companies, LLC (“DGSE LLC”), a wholly owned subsidiary of the Issuer, executed and delivered to John R. Loftus a promissory note (the “DGSE LLC Note”), pursuant to which DGSE LLC borrowed from John R. Loftus $3,074,021, the proceed of which were used to pay in full the approximately $3,074,021 debt owed by the Company to Elemetal or its subsidiaries as a result of bullion-related transactions.

On May 20, 2019, Elemetal entered into a stock and note purchase agreement (the “Stock Purchase Agreement”) with John R. Loftus, pursuant to which Elemetal agreed to sell, and John R. Loftus agreed to purchase, (a) 12,814,727 shares of the Issuer (either held directly or as held in Elemetal’s wholly owned subsidiary, Truscott Capital, LLC) (the “Stock”) and all of Elemetal’s rights associated with such shares, including, but not limited to, all of Elemetal’s rights under that certain Registration Rights Agreement dated December 9, 2016 and entered into between the Issuer, Elemetal and NTR Metals, LLC, and (b) all of Elemetal’s rights in and to that certain Secured Promissory Note (the “Note”), dated December 29, 2016, in the original principal amount of $990,000, executed by BB&V, LLC and made payable to Elemetal, which Note is secured pursuant to that certain RBC Pledged Account Agreement (the “Pledge Agreement” and together with the Note, the “Note Interest”). Immediately prior to the consummation of the Stock Purchase Agreement, John R. Loftus owned (a) 100% of the outstanding uncertificated membership units and common interests of NTR Metals, LLC (the “NTR Units”), (b) 1,800 Class A Common and 11,235,859 Class J Preferred uncertificated membership units of Elemetal (the “Elemetal Units”), and (c) 85.5% of the outstanding uncertificated membership units and common interests of JL-PN, LLC (the “JL-PN Units” and together with the NTR Units and Elemetal Units, the “Membership Units”). JL-PN is a single-purpose holding company that held 657,900 (approximately 32.95%) of the outstanding uncertificated Class A Common membership units and common interests of Elemetal. The consideration paid by John R. Loftus for the Stock and the Note Interest consisted of (a) $5,000,000 in cash plus (b) all of John R. Loftus’ right, title and interest in the Membership Units.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 6

John R. Loftus owned approximately one-third of the equity interests of Elemetal prior to the transactions described herein. Following the transactions described herein, John R. Loftus no longer owns any equity interests in Elemetal.

The foregoing descriptions of the Purchase Agreement, the Corrent Note, the DGSE LLC Note and the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which have been included as Exhibits 99.8, 99.9, 99.10 and 99.11, respectively, to this Amendment No. 1 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

On May 20, 2019, Truscott Capital, LLC and Elemetal ceased to be the beneficial owners of any Common Shares of the Issuer as a result of the consummation of the Stock Purchase Agreement (as defined and described in Item 4 above). Accordingly, Truscott Capital, LLC and Elemetal no longer have an obligation to report on this Schedule 13D, and such obligation has terminated with this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.2	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.3	Stock Purchase Agreement, dated June 20, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.4	Form of Registration Rights Agreement, dated December 9, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.5	Form of Warrant to Purchase Shares of Common Stock of DGSE Companies, Inc., dated December 9, 2016 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.6	Contribution Agreement dated as of December 15, 2017, by and among Elemetal, LLC and Truscott Capital, LLC (previously filed as an Exhibit to the Schedule 13D filed by Truscott Capital, LLC on January 2, 2018)

99.7	Joint Filing Agreement, dated as of January 2, 2018, by and between Truscott Capital, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by Truscott Capital, LLC on January 2, 2018)

99.8	Purchase Agreement, dated May 20, 2019, by and among Echo Environmental, LLC, ITAD USA, LLC and Corrent Resources, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 24, 2019, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 6

99.9	Promissory Note, dated May 20, 2019, by and between Corrent Resources, LLC and John R. Loftus (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed May 24, 2019, and incorporated herein by reference)

99.10	Promissory Note, dated May 20, 2019, by and between DGSE Companies, LLC and John R. Loftus (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed May 24, 2019, and incorporated herein by reference)

99.11	Stock and Note Purchase Agreement, dated May 20, 2019, by and between John R. Loftus and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by Eduro Holdings, LLC on May 24, 2019)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2019

TRUSCOTT CAPITAL, LLC

By:	/s/ Sam Lewis

Name:	Sam Lewis
Title:	Manager

ELEMETAL, LLC

By:	/s/ Matthew Eden
Name: Matthew Eden
Title: Chief Financial Officer